EXHIBIT 99.6

PLEASE READ THIS MATERIAL CAREFULLY AS YOU ARE REQUIRED TO MAKE A DECISION PRIOR TO 4:00 P.M. (TORONTO TIME) ON AUGUST 22, 2007.  IF YOU ARE UNCERTAIN AS TO HOW TO DEAL WITH IT YOU SHOULD CONTACT YOUR STOCK BROKER, FINANCIAL OR OTHER PROFESSIONAL ADVISOR.

No securities commission or similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence. This offering is made in each of the provinces and territories of Canada (the “Qualifying Jurisdictions”). The securities to which this offering relates have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”) and, accordingly, they may not be offered or sold in the United States or any territory or possession thereof. This offering is not, and under no circumstances is it to be construed as, an offering of any securities for sale in, or to any resident of, any jurisdiction other than the Qualifying Jurisdictions or a solicitation therein of any offer to buy any securities of Northcore Technologies Inc. In the case of holders in any jurisdictions other than the Qualifying Jurisdictions, reference is made to the heading “Ineligible Shareholders”.

Rights Offering Circular	July 19, 2007

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, Ontario M9B 6C7 Canada

NORTHCORE TECHNOLOGIES INC.

OFFERING OF RIGHTS TO SUBSCRIBE FOR COMMON SHARES

Subscription Price: $0.08 per Common Share

To: Holders of Common Shares of Northcore Technologies Inc.

Northcore Technologies Inc. (“Northcore” or the “Company”) is issuing to the holders (“Shareholders”) of its common shares (“Common Shares”) of record as at the close of business on July 30, 2007 (the “Record Date”) rights (the “Rights”) to subscribe for and purchase from the Company an aggregate of approximately 21,723,949 Common Shares, at a price (the “Subscription Price”) per Common Share equal to $0.08 on the terms set forth herein (the “Offering”). Each Shareholder of record on the Record Date will receive one Right for each Common Share held.  Each four (4) Rights entitle the holder (other than Ineligible Shareholders (as defined below)) to acquire one Common Share upon payment of the Subscription Price.

The Rights may be exercised commencing on July 31, 2007 (the “Commencement Date”) and the Rights will expire at 4:00 p.m. (Toronto time) (the “Expiration Time”) on August 22, 2007 (the “Expiration Date”). Rights not exercised at or before the Expiration Time will be void and of no value.

Number of Rights:	86,895,798 Rights will be issued by the Company on the Record Date.
Record Date:	July 30, 2007
Commencement Date:	July 31, 2007
Expiration Date	August 22, 2007
Expiry Time:	4:00 p.m. (Toronto time) on August 22, 2007
Subscription Price:	$0.08 per Common Share
Basic Subscription Privilege:
Each Shareholder of record on the Record Date that is an Eligible Shareholder is entitled to receive one Right for each Common Share held. Every four (4) Rights held by an Eligible Shareholder will entitle such holder to subscribe for one Common Share at the Subscription Price of $0.08 per Common Share. See “Basic Subscription Privilege”.

Additional Subscription Privilege
Persons who subscribe in full under the Basic Subscription Privilege may also subscribe for additional Common Shares not subscribed for initially, if any, on the basis set forth herein. See “Additional Subscription Privilege”.

Maximum Number of Common Shares to be Issued:
Approximately 21,723,949 Common Shares (based on the current number of outstanding Common Shares), assuming the exercise of all Rights issued pursuant to the Offering. There is no minimum number of Common Shares issuable pursuant to the Offering.

Net Proceeds:	Approximately $1,662,916 ($1,737,916 gross), after deduction of estimated expenses of $75,000, assuming full subscription.
Eligible Shareholders:
Each Shareholder of record on the Record Date with an address of record in the provinces and territories of Canada (the “Qualified Jurisdictions”) are referred to collectively as “Eligible Shareholders”.

Listing:
The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “NTI”.  The Rights are fully transferable and have been approved for listing on the TSX under the trading symbol “NTI.RT”. The TSX has also approved the listing of the Common Shares issuable on the exercise of the Rights. Trading in the Rights on the TSX will cease at 12:00 noon (Toronto time) on the Expiration Date. Holders of Rights who exercise their Rights in full are entitled to subscribe for additional Common Shares pursuant to the Additional Subscription Privilege defined and described herein.

Subscription Agent:	Equity Transfer and Trust Company (the “Subscription Agent”) will act as subscription agent for the Rights Offering. See “Subscription Agent and Transfer Agent” for contact information.

SUBSCRIPTIONS FOR COMMON SHARES MADE IN CONNECTION WITH THIS OFFERING WILL BE IRREVOCABLE AND SUBSCRIBERS WILL BE UNABLE TO WITHDRAW THEIR SUBSCRIPTIONS FOR COMMON SHARES ONCE SUBMITTED.

Certificates representing the Rights (“Rights Certificates”) will be issued and forwarded by the Company only to Shareholders who are residents of the Qualified Jurisdictions. Shareholders will be presumed to be resident in the place of their registered address unless the contrary is shown to the satisfaction of the Company. Rights Certificates will not be mailed to, and subscriptions will not be accepted from, any holder of outstanding Common Shares as of the Record Date who is not an Eligible Shareholder. Rights and Rights Certificates in respect of Common Shares held by shareholders who are not Eligible Shareholders (“Ineligible Shareholders”) will be issued to and held by Equity Transfer and Trust Company (the “Subscription Agent”) as agent for the benefit of registered Ineligible Shareholders. The Subscription Agent will hold the Rights of registered Ineligible Shareholders until August 13, 2007 (ten days before the Expiry Time) in order to give any beneficial holders outside of the United States an opportunity to claim the Rights Certificate by satisfying the Company that the issue of Common Shares pursuant to the exercise of Rights will not be in violation of the laws of the applicable jurisdiction. Following such date, the Subscription Agent, for the account of such registered Ineligible Shareholders, will, prior to the Expiry Time, attempt to sell the Rights allocable to such registered Ineligible Shareholders and evidenced by Rights Certificates in the possession of the Subscription Agent on such date or dates and at such price or prices as the Subscription Agent shall determine in its sole discretion, which may include an attempt to sell by giving a broker a direction to sell at market or at such prices as the broker determines in its discretion.

SHAREHOLDERS THAT HOLD THEIR SHARES INDIRECTLY, INCLUDING THROUGH A BROKER, CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) OR A PARTICIPANT IN THE CDS SYSTEM (A “CDS PARTICIPANT”) SHOULD CONTACT THE BROKER, CDS OR THE CDS PARTICIPANT TO DETERMINE HOW RIGHTS MAY BE EXERCISED. PLEASE NOTE THAT BROKERS AND OTHER CDS PARTICIPANTS WILL HAVE AN EARLIER DEADLINE FOR RECEIPT OF INSTRUCTIONS AND PAYMENT THAN THE EXPIRATION TIME ON THE EXPIRY DATE.

IF A SHAREHOLDER ELECTS NOT TO EXERCISE THE RIGHTS ISSUED TO THE SHAREHOLDER HEREUNDER, OR ELECTS TO SELL THOSE RIGHTS, THE VALUE OF THE COMMON SHARES

CURRENTLY HELD BY THAT SHAREHOLDER MAY BE DILUTED AS A RESULT OF THE EXERCISE OF RIGHTS BY OTHERS.

The Company has not retained a manager to form a soliciting dealer group to solicit the exercise of Rights and the Company will not pay any commission, fee or other remuneration to any person in connection with the obtaining of subscriptions for Common Shares pursuant to the exercise of Rights.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this rights offering circular under “Northcore Technologies Inc.” in addition to certain statements contained elsewhere in this document are “forward-looking statements” and are prospective statements that are based on the beliefs of management of the Corporation, as well as assumptions made by and information currently available to the management of the Corporation. When used in this Circular, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “propose”, “expect” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views of the Corporation with respect to future events and are subject to risks, uncertainties and other factors which could cause actual results, including the completion of the offering of the Rights, to differ materially from future results expressed, implied or contemplated by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For information on potential risk factors and assumptions regarding the business of the Company, see the Company’s comprehensive public disclosure documents, including its annual information form dated March 23, 2007, and other filings with securities regulatory authorities in Canada.

CURRENCY

Unless otherwise indicated, all references herein to “$” or “dollars” are to Canadian dollars.

TABLE OF CONTENTS

TABLE OF CONTENTS	iv
SUMMARY OF RIGHTS OFFERING	1
NORTHCORE TECHNOLOGIES INC.	3
Description of the Business	3
DETAILS OF THE RIGHTS OFFERING	3
Issue of Rights	3
Subscription Basis	3
TIME AND DATE OF EXPIRY	4
SUBSCRIPTION AGENT AND TRANSFER AGENT	4
HOW TO EXERCISE THE RIGHTS	4
BASIC SUBSCRIPTION PRIVILEGE	5
ADDITIONAL SUBSCRIPTION PRIVILEGE	5
SALE OR TRANSFER OF RIGHTS	6
TO DIVIDE OR COMBINE THE RIGHTS CERTIFICATE	6
STATEMENT AS TO RESALE RESTRICTIONS	6
REGISTRATION AND DELIVERY OF COMMON SHARE CERTIFICATES	7
INELIGIBLE SHAREHOLDERS	7
SHAREHOLDERS OUTSIDE OF CANADA	7
DE MINIMIS SHAREHOLDINGS	8
DELIVERY OF RIGHTS BY INTERMEDIARIES	8
FEES PAYABLE BY SUBSCRIBERS	8
DELIVERY OF SHARE CERTIFICATES	8
UNDELIVERABLE DOCUMENTS	8
DESCRIPTION OF THE COMMON SHARES	9
STOCK EXCHANGE LISTING	9
USE OF PROCEEDS	9
INTENTION OF INSIDERS TO EXERCISE RIGHTS	9
OWNERSHIP OF SECURITIES	9
CHANGES IN OWNERSHIP OF SECURITIES	10
INCOME TAX CONSEQUENCES	10
AUDITORS, REGISTRAR AND TRANSFER AGENT	10
STATUTORY RIGHTS	10
SUPPLEMENTAL EXECUTIVE COMPENSATION DISCLOSURE	10
INQUIRIES	10
GLOSSARY	11

SUMMARY OF RIGHTS OFFERING

The Issue:	Rights to subscribe for one Common Share for every four (4) Rights held.
Number of Rights:
As of June 30, 2007, 86,895,798 Common Shares of the Company were issued and outstanding. Accordingly, it is expected that approximately 86,895,798 Rights will be issued by the Company on the Record Date.

Record Date:	July 30, 2007
Commencement Date:	July 31, 2007
Expiration Date	August 22, 2007
Expiry Time:	4:00 p.m. (Toronto time) on August 22, 2007
Subscription Price:	$0.08 per Common Share
Basic Subscription Privilege:
Each Shareholder of record on the Record Date that is an Eligible Shareholder is entitled to receive one Right for each Common Share held. Every four (4) Rights held by an Eligible Shareholder will entitle such holder to subscribe for one Common Share at the Subscription Price of $0.08 per Common Share. See “Basic Subscription Privilege”.

Additional Subscription Privilege
Persons who subscribe in full under the Basic Subscription Privilege may also subscribe for additional Common Shares not subscribed for initially, if any, on the basis set forth herein. See “Additional Subscription Privilege”.

Maximum Number of Common Shares to be Issued:
Approximately 21,723,949 Common Shares (based on the current number of outstanding Common Shares), assuming the exercise of all Rights issued pursuant to the Offering. There is no minimum number of Common Shares issuable pursuant to the Offering.

Net Proceeds:	Approximately $1,662,916 ($1,737,916 gross), after deduction of estimated expenses of $75,000, assuming full subscription.
Eligible Shareholders:
Each Shareholder of record on the Record Date with an address of record in the provinces and territories of Canada (the “Qualified Jurisdictions”) are referred to collectively as “Eligible Shareholders”.

Listing:
The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “NTI”.  The Rights are fully transferable and have been approved for listing on the TSX under the trading symbol “NTI.RT”. The TSX has also approved the listing of the Common Shares issuable on the exercise of the Rights. Trading in the Rights on the TSX will cease at 12:00 noon (Toronto time) on August 22, 2007. Holders of Rights who exercise their Rights in full are entitled to subscribe for additional Common Shares pursuant to the Additional Subscription Privilege defined and described herein.

Subscription Agent:	Equity Transfer and Trust Company (the “Subscription Agent”) will act as subscription agent for the Rights Offering. See “Subscription Agent and Transfer Agent” for contact information.

The foregoing is a summary only and is qualified in it entirety by the more detailed information appearing elsewhere in this rights offering circular.  Please refer to the “Glossary” on page 11 of this rights offering circular for a list of certain defined terms used herein.

NORTHCORE TECHNOLOGIES INC.

Northcore Technologies Inc. (“Northcore, or the “Company”) was incorporated on September 1, 1995 pursuant to the Business Corporations Act (Ontario).  The principal and registered office of the Company is located at 302 The East Mall, Suite 300 Toronto, Ontario, Canada, M9B 6C7 and our telephone number is (416) 640-0400.  Additional information on the Company can be found at www.northcore.com.

Description of the Business

Northcore provides software solutions and services that help organizations source, manage and sell their capital equipment and assets. Our integrated offerings are designed for organizations in the financial services, manufacturing, government and oil and gas sectors to:

•	Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
•	Eliminate operational downtime through preventative and corrective maintenance activities;
•	Track the location of assets, ensuring improved asset utilization and redeployment of idle equipment;
•	Manage inventory of materials more effectively, resulting in reduced purchasing costs, improved access to key supplies, and easier transfer of materials to where they are needed; and
•	Accelerate the sale of surplus assets while generating higher yields.

Some of our current customers include GE Commercial Finance, Paramount Resources and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with General Electric Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”). Together, the companies work with leading organizations around the world to help them gain more value from and more control over their assets. GE Asset Manager customers include Kraft Foods Inc., GE Infrastructure and The Toro Company.

For further information about the business and operations of the Company, including the Company’s annual information form dated March 23, 2007, and the most recently filed interim financial statements and management’s discussion and analysis thereof, please refer to the continuous disclosure documents filed by the Company with Canadian securities regulatory authorities at www.sedar.com.

DETAILS OF THE RIGHTS OFFERING

Issue of Rights

Shareholders of the Company at the close of business on July 30, 2007 (the “Record Date”) are entitled to receive Rights on the basis of one Right for each Common Share held on such date. The Rights permit the holders thereof to subscribe for and purchase from the Company an aggregate of approximately 21,723,949 Common Shares (based on the current number of outstanding Common Shares and assuming all holders are Eligible Shareholders). The Rights are fully transferable by the holders thereof. See “Sale or Transfer of Rights” and “Statement as to Resale Restrictions”.

Subscription Basis

Each four (4) Rights entitle the holder thereof that is an Eligible Shareholder to subscribe for one Common Share at a Subscription Price of $0.08 per Common Share, all as described below under “Basic Subscription Privilege”. Fractional Common Shares will not be issued and a Shareholder holding a total number of Rights not equally divisible by 4 will not be entitled to subscribe for an additional Common Share with any remainder of less than 4 Rights. Certificates representing the Rights (the “Rights Certificates”), together with a copy of this rights offering circular, are being mailed to holders of record in Canada. Rights Certificates will not be mailed to, and subscriptions will not be accepted from, holders who are not Eligible Shareholders. See “Ineligible Shareholders”.

TIME AND DATE OF EXPIRY

The Rights will be eligible for exercise on and following the Commencement Date and will expire at 4:00 p.m. (Toronto time) on the Expiration Date. Holders who exercise their Rights pursuant to the terms and conditions contained herein will not become a shareholder of record until shortly following the Expiration Date.  RIGHTS NOT EXERCISED BY THE EXPIRATION DATE WILL BE VOID.

SUBSCRIPTION AGENT AND TRANSFER AGENT

Equity Transfer and Trust Company (the “Subscription Agent”) has been appointed: (i) to receive subscriptions and payments for the Common Shares and Additional Common Shares (as hereinafter defined) subscribed for under the Basic Subscription Privilege and the Additional Subscription Privilege, respectively; and (ii) to perform the services relating to the exercise and transfer of the Rights. The Company will pay for all such services of the Subscription Agent.

HOW TO EXERCISE THE RIGHTS

1.           Complete and sign Form 1 on the Rights Certificate. The maximum number of Rights which initially may be exercised is shown in the box on the upper right hand corner of the face of the Rights Certificate. If Form 1 is completed so as to exercise some but not all of the Rights evidenced by the Rights Certificate, the holder of the Rights Certificate will be deemed to have waived the unexercised balance of such Rights, unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered to the Subscription Agent. Form 1 includes a representation that the holder is an Eligible Shareholder. Rights may not be exercised by Ineligible Shareholders.

2.           Optional. Complete and sign Form 2 on the Rights Certificate only if you also wish to participate in the Additional Subscription Privilege. See “Additional Subscription Privilege”.

3.           Enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of Equity Transfer and Trust Company. The amount of payment will be $0.08 per Common Share. Payment must also be included for any Common Shares subscribed for under the Additional Subscription Privilege.

4.           Delivery. Deliver or mail the completed Rights Certificate and payment to the Subscription Agent so that it is received by the Subscription Office of the Subscription Agent set forth above before the Expiry Time. If mailing, registered mail is recommended. Please allow sufficient time to avoid late delivery. The signature of the Rights Certificate holder must correspond in every particular with the name that appears on the face of the Rights Certificate. Signatures by a trustee, executor, administrator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Subscription Agent. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the board of directors of the Company in its sole discretion, and any determination by the board of directors will be final and binding on the Company and its securityholders. Subscriptions are irrevocable. The board of directors of the Company reserves the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be unlawful. The board of directors of the Company also reserves the right to waive any defect in respect of any particular subscription. None of the board of directors, the Company or the Subscription Agent is under any duty to give any notice of any defect or irregularity in any subscription, nor will they be liable for the failure to give any such notice.

In many cases, holders of Rights may have their Rights registered either: (i) in the name of an intermediary that the holders deal with in respect of the Common Shares of the Company (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the intermediary is a participant. Such holders of Rights should carefully follow the instructions of their intermediary in order to exercise their Rights, including instructions regarding when and where the subscription form and Subscription Price are to be delivered.

If a holder of Rights is unsure how to subscribe, that person should contact his or her investment dealer, stock broker or the Subscription Agent or any member firm of the Investment Dealers Association of Canada, or other qualified professional advisor.

Inquiries relating to this rights offering circular should be addressed to Northcore Technologies Inc. to the attention of Investor Relations Tel: 416-640-0400, Toll Free 1-888-287-7467 and by e-mail to: investor-relations@northcore.com.

BASIC SUBSCRIPTION PRIVILEGE

To determine the maximum whole number of Common Shares for which subscription may be made under the Offering, divide the number of Rights by 4 (four) (the “Basic Subscription Privilege”).

Eligible Shareholders may subscribe for the resulting whole number of Common Shares (ignoring fractions) or any lesser whole number of Common Shares by instructing the Subscription Agent or the CDS Participant holding the subscriber’s rights to exercise all or a specified number of such rights and forwarding the Subscription Price for each Common Share subscribed for to the Subscription Agent or the CDS Participant which holds the subscriber’s Rights. Ineligible Shareholders will not be permitted to subscribe for any Common Shares.

The full Subscription Price must be received by the Subscription Agent or the CDS Participant sufficiently in advance of the Expiration Date to permit the proper exercise of the Rights.

If mail is used for delivery of subscription funds, for the protection of the subscriber, certified mail return receipt requested, should be used and sufficient time should be allowed to avoid the risk of late delivery.

The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order drawn to the order of the Subscription Agent by registered shareholders or the CDS Participant by beneficial shareholders. All payments by registered shareholders must be forwarded to the Subscription Agent. All payments by beneficial shareholders must be forwarded to the offices of a CDS Participant. The entire Subscription Price for Common Shares subscribed for must be paid at the time of subscription.

Subscriptions for Common Shares made in connection with this Offering will be irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted.

ADDITIONAL SUBSCRIPTION PRIVILEGE

Each holder of Rights who is an Eligible Shareholder and who has initially subscribed for all of the Common Shares to which he or she is entitled pursuant to the Basic Subscription Privilege has the right to subscribe for additional Common Shares, if available, at the price equal to the Subscription Price for each additional Common Share (collectively, the “Additional Common Shares”).

The number of Additional Common Shares available for all additional subscriptions will be the difference, if any, between the number of Common Shares issuable upon exercise of Rights and the total number of Common Shares subscribed for pursuant to the Basic Subscription Privilege at the Expiration Date (the “Additional Subscription Privilege”). Subscription for Additional Common Shares will be received subject to allotment only and the number of Additional Common Shares, if any, which may be allotted to each subscriber will be equal to the lesser of: (a) the number of Additional Common Shares which that subscriber has subscribed for under the Additional Subscription Privilege; and (b) the product (disregarding fractions) obtained by multiplying the number of Additional Common Shares by a fraction, the numerator of which is the number of Rights exercised by that subscriber under the Basic Subscription Privilege and the denominator of which is the aggregate number of Rights exercised under the Basic Subscription Privilege by all subscribers under the Additional Subscription Privilege. If any holder of Rights has subscribed for fewer Additional Common Shares than such holder’s pro rata allotment of Additional Common Shares, the excess Additional Common Shares will be allotted in a similar manner among the subscribers who were allotted fewer Additional Common Shares than they subscribed for.

To apply for Additional Common Shares under the Additional Subscription Privilege, holders of Rights must forward their request to the Subscription Agent prior to the Expiration Date. Payment for Additional Common Shares, in the same manner as for the Basic Subscription Privilege, must accompany the request when it is delivered to the Subscription Agent and such payment must be received by the Subscription Agent prior to the Expiration Time on the Expiration Date, failing which the subscriber’s entitlement to such Common Shares shall terminate. Any excess funds will be returned by mail, or credited to a subscriber’s account with the Subscription Agent without interest or deduction.

SALE OR TRANSFER OF RIGHTS

The Rights will be listed and posted for trading on the Exchange until 12:00 noon (Toronto time) on August 22, 2007. Holders of Rights Certificates not wishing to exercise their Rights may sell or transfer them directly or through their stockbroker or investment dealer at the holder’s expense, subject to any applicable resale restrictions. Rights Certificates will not be registered in the name of an Ineligible Shareholder. See “Statement as to Resale Restrictions”. Holders of Rights Certificates may elect to exercise a part only of their Rights and dispose of the remainder, or dispose of all of their Rights. Any commission or other fee payable in connection with the exercise or any trade of Rights (other than the fee for services to be performed by the Subscription Agent as described herein) is the responsibility of the holder of such Rights. Depending on the number of Rights a holder may wish to sell, the commission payable in connection with a sale of Rights could exceed the proceeds received from such sale.

To transfer the Rights, complete Form 3 (the “Transfer Form”) on the Rights Certificate, have the signature guaranteed by an “eligible institution” to the satisfaction of the Subscription Agent and deliver the Rights Certificate to the transferee. For this purpose, eligible institution means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), or a member of the Stock Exchange Medallion Program (SEMP). Members of these programs are usually members of a recognized stock exchange in Canada or members of the Investment Dealers Association of Canada.

It is not necessary for a transferee to obtain a new Rights Certificate to exercise the Rights or the Additional Subscription Privilege, but the signature of the transferee on Forms 1 and 2 must correspond in every particular with the name of the transferee shown on the Transfer Form. If the Transfer Form is properly completed, the Company and the Subscription Agent will treat the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary. A Rights Certificate so completed should be delivered to the appropriate person in ample time for the transferee to use it before the expiration of the Rights.

Trading in Rights on the Exchange will terminate at 12:00 noon (Toronto time) on August 22, 2007.

TO DIVIDE OR COMBINE THE RIGHTS CERTIFICATE

A Rights Certificate may be divided or combined with other Rights Certificates by completing Form 4 and delivering the Rights Certificate to the Subscription Agent (no endorsement is necessary if not changing ownership). The Subscription Agent will then issue new Rights Certificates in such denominations (totaling the same number of Rights as evidenced by the Rights Certificate being divided or combined, less any Rights which are being exercised by the holder as evidenced by a completed Form 1) as are requested by the Rights Certificate holder. Rights Certificates must be surrendered for division or combination at least three business days before the Expiry Time to permit the new Rights Certificates to be issued to and used by the Rights Certificate holder.

STATEMENT AS TO RESALE RESTRICTIONS

Securities legislation in Canada restricts the ability of a holder to trade the Rights, and the Common Shares issued on exercise of the Rights, without certain conditions having been fulfilled or applicable prospectus requirements having been complied with. The following is a general summary of these provisions governing the first trades in the Rights and the Common Shares issued on exercise of the Rights in the jurisdictions in Canada in which this Offering is being made. Additional restrictions apply to “insiders” of the Company and holders of securities who are “control persons” or the equivalent or who are deemed to be part of what is commonly referred to as a “control block” in respect of the Company for purposes of applicable securities legislation. However, each holder is urged to consult his professional advisors to determine the exact conditions and restrictions applicable to such right to trade in securities.

Rights offered to holders in the Qualified Jurisdictions and the Common Shares issuable on exercise of such Rights may be resold without hold period restrictions under applicable securities laws in Canada by such holders provided that: (i) the sale is not by a “control person” of the Company; (ii) no unusual effort is made to prepare the market or create a demand for the Common Shares being resold; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the resale; and (iv) if the selling securityholder is an insider or officer of the Company, the selling securityholder has no reasonable grounds to believe that the Company is in default of securities legislation. Neither the Rights nor the Common Shares issuable on exercise of the Rights have been or will be registered under the 1933 Act, and they may not be offered or re-offered or sold or re-sold within the United States except pursuant to an exemption from the registration requirements of the 1933 Act.

REGISTRATION AND DELIVERY OF COMMON SHARE CERTIFICATES

Certificates for Common Shares issued on exercise of Rights in accordance with the Offering will be registered in the name of the person to whom the Rights Certificate was issued or to whom the Rights were transferred in accordance with the terms thereof, and mailed to the address of the subscriber for the Common Shares as stated on the Rights Certificate, unless otherwise directed, as soon as practicable after the Expiry Time.

INELIGIBLE SHAREHOLDERS

Rights Certificates will not be delivered to Ineligible Shareholders and subscriptions will not be accepted from or on behalf of Ineligible Shareholders or any person who appears to be, or who the Company or the Subscription Agent has reason to believe is, an Ineligible Shareholder.

Beneficial owners of outstanding Common Shares that are outside of Canada who wish to be recognized as Eligible Shareholders and who believe that their Rights Certificates may have been delivered to the Subscription Agent (as contemplated below) should contact the Subscription Agent well in advance of 10 days prior to the Expiration Date to have their Rights Certificates mailed to them.

Ineligible Shareholders should refer to the section below, “Shareholders Outside of Canada”, for a description of how Rights in respect of their shareholding are to be treated. Shareholders which are uncertain whether they are being treated as Eligible Shareholders or Ineligible Shareholders should contact the Company, the registered holder of the Shares in which they have an interest or their broker or financial advisor well in advance of 10 days prior to the Expiration Date.

SHAREHOLDERS OUTSIDE OF CANADA

This rights offering circular constitutes an offering of these securities of the Company only to each holder of record of outstanding Common Shares as of the Record Date with an address of record in the provinces and territories of Canada. The Rights and Common Shares issuable upon exercise of the Rights have not been qualified or registered under the securities laws of jurisdictions other than the provinces and territories of Canada and no securities have been registered under the 1933 Act, and may not be offered or sold in the United States.

The Rights and Common Shares issuable upon exercise of the Rights are not being offered to persons who are or appear to be, or the Company or the Subscription Agent have reason to believe are, residents of any jurisdiction or place other than the provinces and territories of Canada nor will the Company or the Subscription Agent accept subscriptions from any securityholder or from any transferee of Rights who is or appears to be, or who the Company or the Subscription Agent have reason to believe is, a resident of any jurisdiction or place other than the Qualified Jurisdictions.

Rights Certificates will not be issued and forwarded by the Company to shareholders who are residents of any jurisdiction other than the Qualified Jurisdictions. Rights and Rights Certificates in respect of Common Shares held by shareholders who are residents of any jurisdiction other than the Qualified Jurisdictions (collectively, “Ineligible

Shareholders”) will be issued to and held by the Subscription Agent as agent for the benefit of registered Ineligible Shareholders. The Subscription Agent will hold the Rights of Ineligible Shareholders and for the account of registered Ineligible Shareholders, will, prior to the Expiry Time, attempt to sell the Rights allocable to such registered Ineligible Shareholders and evidenced by Rights Certificates in the possession of the Subscription Agent on such date at such price or prices as the Subscription Agent shall determine in its sole discretion.

No charge will be made for the sale of such Rights by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of or incurred by the Subscription Agent in connection with the sale of the Rights. Ineligible Shareholders will not be entitled to instruct the Subscription Agent in respect of the price or the time at which the Rights are to be sold. The Subscription Agent will endeavour to effect sales of Rights on the open market and any proceeds received by the Subscription Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, of the Canadian tax required to be withheld, will be divided on a pro rata basis among such Ineligible Shareholders and delivered by mailing cheques (in Canadian funds) of the Subscription Agent therefor as soon as practicable to such Ineligible Shareholders at their addresses recorded on the books of the Company. Amounts of less than $5.00 will not be remitted. The Subscription Agent will act in its capacity as agent of the Rights holders on a best efforts basis only and the Company and the Subscription Agent do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any Ineligible Shareholder. Neither the Company nor the Subscription Agent will be subject to any liability for the failure to sell any Rights of Ineligible Shareholders or as a result of the sale of any Rights at a particular price or on a particular day.

DE MINIMIS SHAREHOLDINGS

Rights Certificates will not be delivered by the Company to any shareholder holding fewer than four shares. Instead such shareholders will be treated in the same manner as Ineligible Shareholders. See - “Ineligible Shareholders”.

DELIVERY OF RIGHTS BY INTERMEDIARIES

Rights delivered to brokers, dealers or other intermediaries may not be delivered by those intermediaries to beneficial owners of outstanding Common Shares who are resident in Ineligible Jurisdictions.

FEES PAYABLE BY SUBSCRIBERS

Payment of any service charge, commission or other fee payable (including those of brokers) in connection with the transfer of Rights (other than the fees for the services to be performed by the Subscription Agent referred to under "Subscription Agent and Transfer Agent") will be the responsibility of the Rights holder. There will be no commission charged by Northcore  on the issuance of Rights to holders of outstanding Common Shares or upon the exercise of Rights.

DELIVERY OF SHARE CERTIFICATES

Certificates for the Common Shares subscribed for in accordance with this offer will be mailed to the address of subscribers as stated on the Rights Certificate as soon as practicable following the Expiry Date. Certificates for Common Shares will only be mailed to addresses in the Qualified Jurisdictions or to other Eligible Shareholders.

UNDELIVERABLE DOCUMENTS

If any Rights offering documents are returned to the Subscription Agent or a CDS Participant prior to the Expiration Date as undeliverable, the respective Rights may be sold and the net proceeds held by the Subscription Agent or the CDS Participant for the account of the Shareholders whose Rights offering documents were undeliverable, and in the event such proceeds are not claimed within one year of the expiry of the Offering, such proceeds will be paid to the Company.

DESCRIPTION OF THE COMMON SHARES

Northcore is authorized to issue an unlimited number of ordinary shares of no par value, refereed to herein as “common shares”. At the date of this rights offering circular, Northcore has an aggregate of 86,895,798 common shares issued and outstanding.

The holders of the common shares of our Company are entitled to  receive notice of and to attend all meetings of the shareholders of our Company and have one vote for each common share held at all meetings of the shareholders of our Company, except for meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series. Subject to the prior rights of the holders of preference shares of our Company and to any other shares ranking senior to the common shares with respect to priority in the payment of dividends, the holders of common shares are entitled to receive dividends and our Company will pay dividends, as and when declared by our Board of Directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as our Board of Directors may from time to time determine, and all dividends which our Board of Directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.  In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of preference shares and to any other shares ranking senior to the common shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the common shares will be entitled to receive the remaining property and assets of the Company.

There are no redemption or sinking-fund provisions that attach to the common shares, nor are there any provisions that discriminate against existing or prospective holders of common shares as a result of owning a substantial number of shares.  The holders of our common shares are not liable to further capital calls by the Company.

STOCK EXCHANGE LISTING

The outstanding Common Shares of the Company are listed on the TSX under the symbol “NTI”. The TSX has approved the listing and posting for trading of the Rights offered pursuant to this Offering under the trading symbol “NTI.RT” and has approved the listing of the Common Shares to be issued upon the exercise of the Rights.

USE OF PROCEEDS

The approximate net proceeds to be derived by the Company from the subscription by the Shareholders, if all Common Shares offered are subscribed for and taken up are estimated to be approximately $1,662,916after deduction of estimated expenses of this Offering of $75,000. The Company will use the net proceeds of this issue to finance operations and for general working capital purposes. In particular, the Company will use the net proceeds to support:

•	the continued deployment of its joint venture with GE
•	the acceleration of sales and marketing activities related to the Company’s products and services
•	the hiring of new staff to support customer activities, such as application development projects
•	research and development activities related to the introduction of enhancements to the Company’s existing suite of technology
•	the possible settlement of the Series H convertible subordinated notes.

INTENTION OF INSIDERS TO EXERCISE RIGHTS

To the knowledge of the Company, insiders of the Company that own, in the aggregate, approximately 6% of the outstanding Common Shares of the Company and receive Rights pursuant to the Offering intend to exercise the Rights they will receive under the Rights Offering, however, no commitments to do so have been made.

OWNERSHIP OF SECURITIES

To the knowledge of the directors and executive officers of the Company, as at June 30, 2007, no person beneficially owned, directly or indirectly, or controls or directs, more than 10% of the voting rights attached to the outstanding Common Shares of the Company.

CHANGES IN OWNERSHIP OF SECURITIES

To the best of the knowledge and belief of the Company, there have been no transfers of Common Shares that have materially affected control of the Company since December 31, 2006, the date of the last audited financial statements delivered to the Shareholders of the Company.

INCOME TAX CONSEQUENCES

The income tax consequences of acquiring, holding or disposing of a Right, or the Common Shares acquired upon exercise of a Right, may vary according to the status of the investor, the jurisdiction in which he resides or carries on business and his own particular circumstances. Each investor should seek independent advice regarding such tax consequences based on his own particular circumstances.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Company are KPMG LLP, Chartered Accountants. Equity Transfer and Trust Company is the registrar and transfer agent for the Common Shares of the Company.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides securityholders of the issuer with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to those securityholders. However, such rights must be exercised within the prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of the province or territory of residence for particulars of those rights, or consult with a lawyer.

SUPPLEMENTAL EXECUTIVE COMPENSATION DISCLOSURE

The following table discloses the executive compensation for Mr. Tam Nguyen, the Company’s  Corporate Controller, who is responsible for the Company’s day-to-day financial activities and who provides the CFO certifications required under Multilateral Instrument 52-109.

					Awards		Payouts
	Annual Compensation					Restricted
					Options/	Shares or
				Other Annual	SARs	Restricted	LTIP	All Other
		Salary	Bonus	Compensation	Granted	Share Units	Payout	Compensation
Name and Principal Position	Year	($)	($)	($)(1)	(#)	($)	($)	($)
Tam Nguyen	2006	90,000	Nil	Nil	100,000	Nil	Nil	Nil
Corporate Controller

INQUIRIES

Inquiries relating to this Offering should be addressed to:

Northcore Technologies Inc.
302 The East Mall, Suite 300
Toronto, ON M9B 6C7

Attention:    Investor Relations
Tel: 416-640-0400
Toll Free: 1-888-287-7467

By e-mail to: investor-relations@northcore.com

Equity Transfer and Trust Company
By Hand, Courier or Mail to:
200 University Ave., Suite 400
Toronto, Ontario M5H 4H1
Attention: Corporate Actions

GLOSSARY

In this rights offering circular, the following terms shall have the meanings set forth below, unless otherwise indicated.

“1933 Act” means the United States Securities Act of 1933, as amended.

“Additional Common Shares” means additional Common Shares that a holder of Rights has the right to subscribe for pursuant to the Additional Subscription Privilege.

“Additional Subscription Privilege” means the entitlement of holders of Rights who subscribe in full under the Basic Subscription Privilege to also subscribe for Additional Common Shares not subscribed for initially by other holders of Rights, if any, on the basis set forth herein.

“Basic Subscription Privilege” means the entitlement of holders of Rights to subscribe for Common Shares at the Subscription Price on the basis of one Common Share for each 4 Rights held.

“business day” means any day on which the TSX is open for business.

“CDS” means CDS Clearing and Depository Services Inc.

“CDS Participant” means a participant in CDS.

“Common Shares” means the common shares of the Company.

“Commencement Date” means July 31, 2007.

“Company” means Northcore Technologies Inc.

“Expiration Date” means August 22, 2007.

“Expiration Time” means 4:00 p.m. (Toronto time) on the Expiration Date.

“Offering” means the offering by the Company to Shareholders of record as at the Record Date of Rights to subscribe for and purchase from the Company an aggregate of approximately 21,723,949 Common Shares at the Subscription Price.

“Participant” means a participant in CDS.

“Qualified Jurisdictions” means the provinces and territories of Canada.

“Record Date” means July 30, 2007.

“Registrar and Transfer Agent” means Equity Transfer and Trust Company.

“Rights” means the rights to subscribe for and purchase Common Shares from the Company.

“Shareholders” means holders of Common Shares.

“Subscription Agent” means Equity Transfer and Trust Company.

“Subscription Price” means $0.08 per Common Share.

“TSX” means the Toronto Stock Exchange.